19010368

SION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-67486

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BB&T Securities, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

901 East Byrd Street
(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Felicia R. Walton , Divisional Financial Executive — 804-253-6554
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

800 Green Valley Road, Suite 500	Greensboro	North Carolina	27408
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC
Mail Processing
Section

MAR 13 2019

Washington DC
413

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RMS

Oath or Affirmation

I, Felicia R. Walton, swear (or affirm) that, to the best of my knowledge and belief, the accompanying Statement of Financial Condition and supporting schedules pertaining to the firm of BB&T Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Felicia R Walton

Felicia R. Walton
Divisional Financial Executive

JANE BRANTLEY BARTO NOTARY PUBLIC REG # 220627 MY COMMISSION EXPIRES 6/30/2019 COMMONWEALTH OF VIRGINIA

Jane Brantley Barto
Notary Public Richmond, Va

This report** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BB&T Securities, LLC

(a wholly-owned subsidiary of BB&T Corporation)
Statement of Financial Condition
December 31, 2018

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of
BB&T Securities, LLC
(a wholly-owned subsidiary of BB&T Corporation):

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of BB&T Securities, LLC (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2019

We have served as the Company's auditor since 2002.

PricewaterhouseCoopers LLP, 800 Green Valley Road, Suite 500, Greensboro, NC 27408
T: (336) 665 2700, F: (336) 665 2699, www.pwc.com/us

BB&T Securities, LLC
(a wholly-owned subsidiary of BB&T Corporation)
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	6,375,641
Cash segregated under federal regulations		34,442,405
Securities purchased under agreements to resell		142,991,903
Securities owned, at fair value		197,233,494
Securities owned, pledged, at fair value		204,092,007
Securities borrowed		166,000
Receivable from brokers, dealers and clearing organizations		42,881,728
Receivable from customers		148,606,418
Receivable from Parent and affiliates		1,002,378
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $17,282,557)		6,591,018
Goodwill		99,265,759
Deferred taxes, net		15,703,392
Employee loans (net of allowance for doubtful accounts of $45,718)		77,742,562
Other assets		40,768,781
Total assets		1,017,863,486
Liabilities and member's equity		
Securities sold under agreements to repurchase		192,600,274
Securities sold, not yet purchased, at fair value		157,979,413
Short-term borrowing with Parent		32,307,664
Payable to brokers, dealers and clearing organizations		15,889,481
Payable to customers		101,191,064
Accrued taxes payable to Parent		6,741,102
Accrued interest payable on securities		1,325,729
Accrued compensation		64,436,957
Accrued expenses and other liabilities		43,607,109
Total liabilities		616,078,793
Liabilities subordinated to claims of general creditors		100,000,000
Member's equity		301,784,693
Total liabilities and member's equity	$	1,017,863,486

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization and Description of Business

BB&T Securities, LLC (the "Company" or "BB&T Securities"), is a wholly-owned subsidiary of BB&T Corporation ("Parent"), a financial services holding company headquartered in North Carolina and sole member of BB&T Securities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is subject to regulatory oversight by the Financial Industry Regulatory Authority ("FINRA").

The Company deals in U.S. Government and agency obligations, corporate debt and equity securities, state and municipal securities, mortgage and other asset-backed securities, money market and other financial instruments. Additionally, the Company offers mutual funds, annuities and life insurance products. The Company also offers various investment banking and financial advisory services in connection with mergers and acquisitions, restructuring, private placements, loan syndications, loan trading and project financings. The Company provides these services to corporate clients, institutional investors and individuals.

On January 1, 2018, the Parent merged its wholly owned subsidiary, BB&T Investment Services, Inc. ("BBT IS"), a broker-dealer and a registered investment advisor, into the Company, creating BB&T Investments, a separate line of business within the Company. BBT IS had previously been a subsidiary of an affiliate insured depository institution which distributed the stock of BBT IS to the Parent on January 1, 2018 just prior to the merger.

The merger of BBT IS into the Company constituted a transaction between entities under common control, where the Company, as the surviving entity, recorded BBT IS and the customer relationships at historical cost as follows:

Cash	$ 1,897,803
Cash segregated under federal regulations	48,019
Securities owned, at fair value	15,699,489
Receivable from Parent and affiliates	2,102,570
Furniture, equipment and leasehold improvements, at cost	2,640
Employee Loans	1,546,734
Accrued taxes receivable from Parent	489,059
Customer intangibles	5,209,155
Other assets	3,361,254
Accrued compensation	(3,455,339)
Deferred tax, net	(208,322)
Accrued expenses and other liabilities	(897,598)
Net identifiable assets acquired	25,795,464
Goodwill	5,075,972
Total contributed by Parent	$ 30,871,436

2. Summary of Significant Accounting Policies

The accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by Company regulatory authorities. The following is a summary of the more significant accounting policies.

Use of estimates in preparation of financial statements
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change include the determination of fair value for financial instruments, valuation of goodwill, intangible assets and other purchase accounting related adjustments, benefit plan obligations, and tax assets and liabilities.

Cash
Cash represents amounts on deposit with banks and other financial institutions that are not subject to segregation under federal regulation.

Cash segregated under federal regulations
Cash segregated under federal regulations represents amounts on deposit with banks and other financial institutions that are subject to segregation under federal regulation for the exclusive benefit of the Company's clients.

Securities purchased under agreements to resell, and securities sold under agreements to repurchase
Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements" or "reverse repos") or securities sold under agreements to repurchase ("repurchase agreements" or "repos") are accounted for as collateralized agreements. It is the Company's policy to obtain the right to use the securities pledged as collateral for resale agreements. Collateral is valued daily, and the Company may require counterparties to pledge additional collateral or return collateral pledged when appropriate. Reverse repos and repos are recorded at contractual amounts plus accrued interest. Accrued interest on reverse repos and repos is included in the Statement of Financial Condition in Other assets and Accrued interest payable on securities respectively.

Securities owned and securities sold, not yet purchased
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Proprietary securities transactions in non regular-way trades are recorded on the settlement date. Amounts receivable and payable for the Company's regular-way securities transactions that have not yet reached their contractual settlement date are recorded on a net basis on the Statement of Financial Condition.

Securities borrowed
Securities borrowed for cash collateral are accounted for as financing transactions and are included in the Statement of Financial Condition at the amount of cash advanced in connection with the transactions. The Company measures the fair value of the securities borrowed against the collateral on a daily basis, additional collateral is provided to cover deficits, and any excess is reacquired to ensure that such transactions are properly collateralized.

Customer securities transactions
Customer securities transactions are recorded on a settlement date basis. The Company monitors the fair value of collateral held and the fair value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when deemed appropriate. A substantial portion of receivables is due from customers residing in the Southeastern United States of America.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is recorded on a straight-line basis over the

estimated useful lives of the assets (ranging from 2 to 10 years). Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term, including certain renewals that were deemed probable at lease inception, or the estimated useful lives of the improvements.

Employee loans
The Company provides certain financial advisors with loans as part of the Company's recruiting and retention strategy for key revenue producing employees. These loans are generally forgiven over a two to nine year period based upon continued employment with the Company. If the employee leaves before the term of the loan expires, the balance becomes immediately due and payable. The Company carries a reserve for uncollectible amounts for terminated employees, which is included in Employee loans in the Statement of Financial Condition.

Goodwill and intangible assets
Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business acquisitions. Goodwill is reviewed at least annually for impairment as of October 1st each year and more frequently if circumstances exist that indicate a possible reduction in the fair value of a reporting unit below its carrying value. If, after assessing all relevant events or circumstances, the Company concludes that it is more-likely-than-not that the fair value of a reporting unit is below its carrying value, then an impairment test is required. The Company may also elect to bypass the qualitative assessment and proceed directly to the impairment test. The Company measures impairment using the present value of estimated future cash flows. Discount rates are based upon the cost of capital specific to the Company's industry. If the carrying value of the Company exceeds its fair value, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the fair value of the assets and liabilities of the Company is less than the carrying value, the Company would recognize impairment for the excess of carrying value over fair value. There were no goodwill impairments recorded in 2018.

Other intangible assets include customer intangibles. Intangible assets other than goodwill, which are determined to have finite lives, are amortized based upon the estimated economic benefit received. These intangible assets are included in the Statement of Financial Condition in Other assets.

Derivative financial instruments
The Company enters into non-regular way securities transactions to facilitate TBA trades, when-issued securities, commercial and municipal defeasance trades and other purchases and sales that require extended settlement terms in the normal course of business with its clients. The fair value of these derivatives in a gain or loss position is included in Securities owned, at fair value or Securities sold, not yet purchased, at fair value, respectively, on the Statement of Financial Condition. The Company does not designate its derivatives as hedges. Additional derivatives disclosures are found in Note 14.

Income taxes
Deferred income taxes have been recorded when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their tax bases. During 2017, the Tax Cuts and Jobs Act was signed into law. Among other changes, the Tax Cuts and Jobs Act significantly changes corporate income tax law by reducing the corporate income tax rate from 35% to 21%, creating a territorial tax system, and allowing for immediate capital expensing of certain qualified property. The tax laws are effective for the 2018 tax year.

3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. There is a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements for Assets and Liabilities Measured on a Recurring Basis		
	12/31/2018	Level 1	Level 2	Level 3
Assets:				
Securities owned:				
U.S. government	$ 5,720,038	$ -	$ 5,720,038	$ -
U.S. government-sponsored entities (GSE)	5,165,598	-	5,165,598	-
Mortgage-backed securities issued by GSE	11,857,567	-	11,857,567	-
State and political subdivisions	139,837,535	-	139,837,535	-
Corporate bonds	21,291,961		21,095,614	196,347
Equity and other securities	2,544,179	-	-	2,544,179
Derivative asset:				
U.S. government	1,398	-	1,398	-
U.S. government-sponsored entities	29,660	-	29,660	-
Mortgage-backed securities issued by GSE	9,529,053	-	9,529,053	-
State and political subdivisions	1,224,903	-	1,224,903	-
Corporate bonds	31,602	-	31,602	-
Securities owned, pledged:				
U.S. government	5,233,813	-	5,233,813	-
U.S. government-sponsored entities	62,660,822	-	62,660,822	-
Mortgage-backed securities issued by GSE	136,197,372	-	136,197,372	-
Total assets	$401,325,501	$ -	$398,584,975	$ 2,740,526
Liabilities:				
Securities sold, not yet purchased:				
U.S. government	$141,279,586	$ -	$141,279,586	$ -
U.S. government-sponsored entities	60,011	-	60,011	-
Corporate bonds	4,063,709	-	4,063,709	-
Equity and other securities	100	-	100	-
Derivative liability:				
U.S. government	975	-	975	-
U.S. government-sponsored entities	20,502	-	20,502	-
Mortgage-backed securities issued by GSE	10,029,047	-	10,029,047	-
State and political subdivisions	2,521,427	-	2,521,427	-
Corporate bonds	4,056	-	4,056	-
Total liabilities	$157,979,413	$ -	$157,979,413	$ -

Securities owned, pledged represent assets pledged under repurchase and securities lending transactions in which the agreement gives the counterparty the right to sell or re-pledge the underlying assets, which is discussed further in Note 14.

The following discussion focuses on the valuation techniques and significant inputs used by the Company in determining the Level 2 and Level 3 fair values of each significant class of assets and liabilities.

The Company generally utilizes multiple third-party pricing services in determination of the fair value of its securities portfolio. Fair value measurements are derived from market-based pricing matrices that were developed using observable inputs that include benchmark yields, benchmark securities, reported trades, offers, bids, issuer spreads and broker quotes. As described by security type below, additional inputs may be used or some inputs may not be applicable. In the event that market observable data was not available, which would generally occur due to the lack of an active market for a given security, the valuation of the security would be subjective and may involve substantial judgment by management. The Company utilizes mid-market pricing as a practical expedient. Fair value under this methodology does not differ materially from the fair value when measured on a bid-ask spread.

Specific valuation techniques and inputs used in determining the fair value of each significant class of assets and liabilities follow:

U.S. government: These are debt securities guaranteed by the U.S. government. U.S. government securities are generally valued using market-based pricing matrices that are based on observable inputs (i.e., including new issue and secondary market data and dealer quotes), and, for U.S. Treasury securities and Treasury inflation protected securities ("TIPS"), live data from active market makers and inter-dealer brokers.

U.S. government-sponsored entities (GSE) and Mortgage-backed securities issued by GSE: These are debt securities issued by U.S. GSEs. GSE pass-through securities are valued using market-based pricing matrices that are based on observable inputs including benchmark TBA security pricing and yield curves that were estimated based on U.S. Treasury yields and certain floating rate indices. The pricing matrices for these securities may also give consideration to pool-specific data supplied directly by the GSE. GSE collateralized mortgage obligations ("CMOs") are valued using market-based pricing matrices that are based on observable inputs including offers, bids, reported trades, dealer quotes and market research reports, the characteristics of a specific tranche, market convention prepayment speeds and benchmark yield curves.

States and political subdivisions: These securities are valued using market-based pricing matrices based on observable inputs including Municipal Securities Rulemaking Board ("MSRB") reported trades, issuer spreads, material event notices and benchmark yield curves. In some cases, there are no observable market values for these investments and therefore management must estimate the fair value based on unobservable inputs and/or modeling assumptions.

Corporate bonds: These securities include brokered CD's and are valued using market-based pricing matrices that are based on observable inputs including Trade Reporting And Compliance Engine ("TRACE") reported trades, issuer spreads, material event notices and benchmark yield curves. In some cases, there are no observable market values for these investments and therefore management must estimate the fair value based on unobservable inputs and/or modeling assumptions.

Equity and other securities: These securities consist primarily of common stock, preferred stock, and mutual funds. These securities are valued based on a review of quoted market prices for identical and similar assets. In cases where there are no observable market values for these investments management estimates the fair value based on a comparison of the operating performance of the entity to multiples in the marketplace for similar entities.

Derivative assets and liabilities: The fair values of derivative financial instruments are determined based on quoted market prices. Derivative assets and liabilities are priced using the methods described above. Additional derivatives disclosures are found in Note 14.

Securities owned, not yet purchased: Securities owned, not yet purchased, represent securities sold short. These trades are primarily a mitigating market risk strategy for the purposes of supporting institutional and retail client trading activities. Short positions are priced using methods described above.

The table below presents a reconciliation for the year ended December 31, 2018 for Level 3 assets and liabilities that are measured at fair value on a recurring basis.

For the Year Ended December 31, 2018	December 31, 2018	Corporate Bonds	Equity & other securities
Balance on January 1, 2018	$ 929	$ -	$ 929
Total realized and unrealized gains (losses) included in earnings:			
Principal transactions, net	9,178	6,082	3,096
Purchases	4,556,201	2,016,047	2,540,154
Sales	(1,814,981)	(1,814,981)	-
Transfers out of Level 3 to Level 2	(10,801)	(10,801)	-
Balance at December 31, 2018	$ 2,740,526	$ 196,347	$2,544,179

The Company recognizes transfers in and out of Levels 1, 2 and 3 as of the end of the quarterly reporting periods.

4. Cash and Cash Segregated under Federal Regulations

The following table provides a reconciliation of Cash and Cash segregated under federal regulations reported within the Statement of Financial Condition and the Statement of Cash Flows:

	12/31/2018
Cash	$ 6,375,641
Cash segregated under federal regulations	34,442,405
Total	$40,818,046

At December 31, 2018 cash of $30,075,925 was segregated in special reserve bank accounts for the exclusive benefit of customers under the SEC's "Customer Protection: Reserves and Custody of Securities" Rule 15c3-3 (SEC Rule 15c3-3). This rule provides a detailed reserve formula for determining the reserve bank account requirement. The reserve is calculated as the excess of customer related credits over the customer related debits. As of December 31, 2018, there was an excess of total credits over total debits of $15,233,041.

The Company also computes a reserve requirement for the proprietary accounts of brokers and dealers (PAB). At December 31, 2018, the Company had a PAB deposit segregated in special reserve bank accounts of $4,366,480. As of December 31, 2018, there was no excess of total credits over total debits.

5. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

The balances shown as receivables from and payables to, brokers, dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities as well as clearing deposits. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date.

Balances at December 31, 2018 were as follows:

	Receivables	Payables
Failed to deliver / receive	$ 166,380	$ 299,068
Clearing organizations	42,715,348	14,407,713
Payables related to unsettled trades	-	1,182,700
Total	$ 42,881,728	$ 15,889,481

6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2018:

Furniture and equipment	$ 10,768,568
Leasehold improvements	12,197,770
Computer equipment	48,293
Computer software	858,944
Less: Accumulated depreciation and amortization	(17,282,557)
Total	$ 6,591,018

7. Goodwill and Intangible Assets

The Company has certain intangible assets consisting of customer intangibles. The net carrying amount of customer intangibles is included in Other assets on the Statement of Financial Condition.

The Company has recorded goodwill and customer intangibles as part of the acquisitions by the Corporation as follows:

Goodwill, December 31, 2017	$ 94,189,787
Goodwill allocated to the Company as part of BBT IS merger	5,075,972
Goodwill, December 31, 2018	$ 99,265,759
Customer intangibles, December 31, 2017	$ 4,570,686
Customer intangibles acquired as part of BBT IS merger	$ 5,209,155
Amortization	(1,324,444)
Customer intangibles, December 31, 2018	$ 8,455,397

The estimated remaining useful life for these intangible assets is 12 years.

	Year Ended December 31,					
	2019	2020	2021	2022	2023	Thereafter
Estimated amortization expense of customer intangibles	1,411,745	1,318,831	1,166,000	1,079,000	1,001,000	$ 2,478,821

8. Short-Term Borrowings

The Company maintains a line of credit with an established financial institution with maximum borrowing under the line equal to available collateral. The line of credit may be collateralized with customers' securities pledged for margin loans and securities held for correspondent broker-dealer accounts. As of December 31, 2018, there were no borrowings outstanding in connection with the line of credit, and there was no borrowing under this line during the year.

The Company maintains an unsecured line of credit from the Parent totaling $725,000,000. As of December 31, 2018, outstanding balance was $32,307,664; the average balance outstanding during the year was $11,476,834. There is no established maturity date under the agreement with the Parent.

9. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to the claims of general creditors represent subordinated borrowings with the Parent. Such borrowings are available in computing the net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Liabilities subordinated to the claims of general creditors are composed of the following at December 31, 2018:

Subordinated note dated 1999, renewing December 2019	$	15,000,000
Subordinated note dated 2000, renewing November 2019		15,000,000
Subordinated note dated 2003, renewing June 2019		30,000,000
Subordinated note dated 2007, renewing August 2019		40,000,000
Total	$	100,000,000

The Company maintains a $200,000,000 revolving subordinated loan agreement with the Parent expiring August 31, 2027. There was no outstanding balance as of December 31, 2018, and there was no borrowing under this line during the year.

10. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities included in the Statement of Financial Condition at December 31, 2018 are presented below:

Deferred tax assets:		
Accrued incentive compensation	$	16,932,228
Equity-based compensation		5,622,873
Deferred income		1,550,006
Depreciation		820,565
Reserves		1,396,455
State depreciation and net operating losses		891,108
Other		563,317
Total deferred tax assets	$	27,776,552
Deferred tax liabilities:		
Intangibles	$	1,512,214
Goodwill		10,560,946
Total deferred tax liabilities	$	12,073,160
Net deferred tax asset	$	15,703,392

The Company has no valuation allowance for deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

The Company had no liabilities for tax related interest recorded on its balance sheet at December 31, 2018.

The Company is subject to U.S. income taxes as well as various state and local jurisdictions. Tax years subsequent to 2013 are open for examination.

11. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $1,500,000.

At December 31, 2018, the Company had net capital of $140,240,382, which was $137,308,908 in excess of its minimum net capital requirement of $2,931,474. Net capital as a percent of aggregate debit balances was 95.68% at December 31, 2018.

12. Benefit Plans

The Parent offers a 401(k) Savings Plan that permits employees to contribute from 1% to 50% of their cash compensation. For full-time employees who are 21 years of age or older with one year or more of service, the Company makes matching contributions of up to 6% of the employee's compensation.

The Parent has a nonqualified and unfunded deferred compensation arrangement for selected highly compensated employees. The nonqualified plan allows participants to defer compensation and to receive

a matching contribution for deferrals into this plan on compensation above the Internal Revenue Code limitations.

The Parent has a non-qualified defined benefit plan that only covers certain inactive Company employees. The costs are charged to current operations and consist of net pension cost based on various actuarial assumptions regarding future expectations under the plan. The Parent has a qualified defined benefit plan that only covers certain Company employees.

Certain employees of the Company participate in the Parent's equity-based compensation plans, which provide for the issuance of the Parent's share-related awards, such as stock options and restricted share units. The fair value of RSUs is based on the common stock price on the grant date less the present value of expected dividends that will be foregone during the vesting period. The fair value of options is measured on the grant date using the Black-Scholes option-pricing model. Substantially all awards are granted in February of each year. Grants to non-executive employees primarily consist of RSUs. The fair value of restricted shares is based on the common stock price on the grant date.

The total intrinsic value of the options exercised and restricted share units vested during 2018 was $13,444,989. The total grant date fair value of equity-based awards that vested during 2018 was $8,308,985.

The following table details the activity during 2018 related to the Parent's stock options awarded to employees of the Company:

	Options	Wtd. Avg. Exercise Price	Aggregate Intrinsic Value	Wtd. Avg. Remaining Life (Years)
Original outstanding at beginning of period	174,775	$ 28.38		
Transfer	18,104	27.99		
Exercised	(73,697)	29.70		
Expired	(12,374)	41.69		
Outstanding at end of period	106,808	25.87	1,864,194	1.5
Exercisable at the end of period	106,808	25.87	1,864,194	1.5
Exercisable and expected to vest at the end of period	106,808	$ 25.87	1,864,194	1.5

The following table details activity during 2018 related to restricted share units awarded by the Parent to employees of the Company:

	Shares/ Units	Wtd. Avg. Grant-Date Fair Value
Original unvested at beginning of year	460,235	$ 40.15
Transfer	38,000	31.45
Granted	196,555	53.92
Vested	(214,921)	38.66
Forfeited	(3,247)	46.89
Unvested at end of year	476,622	45.76
Expected to vest at the end of period	476,622	$ 45.76

The Company has an incentive compensation plan under which certain employees receiving large incentive awards receive a portion of their award in cash and have a discretionary portion of their incentive paid through the issuance of restricted common shares of the Parent under terms of the Parent's equity

compensation plans. The restricted shares vest evenly over three years from the grant date if the employee meets certain criteria.

13. Related Party Transactions

The Company is a member of a group of affiliated companies and, as described below and in Notes 8, 9 and 12, has extensive transactions and relationships with members of the group. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

At December 31, 2018, the Company had bank accounts with an affiliate with an unrestricted cash balance of $4,082,748. At December 31, 2018, the Company had outstanding drafts payable with an affiliate in the amount of $15,236,945 which is included in Accrued expenses and other liabilities in the Statement of Financial Condition.

At December 31, 2018, the Company had a Receivable from the Parent and affiliates in the amount of $1,002,378 in the Statement of Financial Condition. Included in this amount is a receivable relating to IDP fees in the amount of $612,419 and other miscellaneous receivables in the amount of $389,959.

At December 31, 2018 the Company had payables of $938,168 to an affiliate bank which is included in Accrued expenses and other liabilities in the Statement of Financial Condition.

14. Financial Instruments with Off-Statement of Financial Condition Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-Statement of Financial Condition credit and market risk. The Company's principal activities and exposure to credit risk associated with customers not fulfilling their contractual obligations can be directly impacted by volatile trading markets.

Additionally, the Company enters into non-regular way securities transactions to facilitate TBA trades, when-issued securities, commercial and municipal defeasance trades and other purchases and sales that require extended settlement terms in the normal course of business with its clients. The fair value of these derivatives in a gain or loss position is included in Securities owned, at fair value or Securities sold, not yet purchased, at fair value, respectively, on the Statement of Financial Condition.

Derivative contracts are written in amounts referred to as notional amounts. Notional amounts only provide the basis for calculating payments between counterparties. Notional amounts do not represent amounts to be exchanged between parties, and are not a measure of market or credit risk. Credit risk on these contracts arises if counterparties are unable to fulfill their obligations. As of December 31, 2018 the Company had total margin deposits on TBA transactions in the amount of $321,223, which is included in Receivable from customers in the Statement of Financial Condition. All of the Company's derivatives had contractual maturities of less than 90 days as of December 31, 2018.

As of December 31, 2018, the gross notional amounts and fair value of derivative financial instruments are as follows:

	Notional Amount, Long (000's)	Notional Amount, Short (000's)	Fair Value Gain	Fair Value Loss
US government	$ 29,826	$ 29,826	$ 1,398	$ 975
US government-sponsored entities (GSE)	30,000	26,515	29,660	20,502
Mortgage-backed securities issued by GSE	1,157,850	1,284,303	9,529,053	10,029,047
State and political subdivisions	57,295	135,385	1,224,903	2,521,427
Corporate bonds	64,660	67,426	31,602	4,056
Total non-regular way settlement trades	$ 1,339,631	$ 1,543,455	$ 10,816,616	$ 12,576,007

The Company has established credit policies for commitments involving financial instruments with off-Statement of Financial Condition credit risk. Such policies include credit review, approvals, limits and monitoring procedures. Where possible, the Company limits credit risk by generally executing these derivative transactions through regulated exchanges, which are subject to more stringent policies and procedures than OTC transactions.

At December 31, 2018, the Company had receivables under resale agreements and payables under repurchase agreements reflected in the Statement of Financial Condition. The Company had no commitments to enter into future resale and repurchase agreements as of December 31, 2018.

At December 31, 2018, the carrying value of receivables under resale agreements and approximate fair market values of collateral received that can be sold or re-pledged by the Company were:

	Carrying Value	Market Value of Collateral
Securities purchased under agreements to resell	$ 142,991,903	$ 143,785,728

At December 31, 2018, the carrying value of payables under repurchase agreements and approximate fair market values of collateral provided that can be sold or re-pledged by the counterparty were:

	Carrying Value	Market Value of Collateral
Securities sold under agreements to repurchase	$ 192,600,274	$ 201,561,996

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company recorded these obligations in the financial statements at December 31, 2018 at the fair value of the related securities and may incur a loss if the market value of the securities increases subsequent to December 31, 2018 and prior to settlement of the transaction.

Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required

margin levels are monitored daily and, pursuant to such guidelines, customers are required to pledge additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

15. Commitments and Contingencies

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability, or equity security of the guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. The underwriting of securities exposes the Company to market and credit risk, primarily in the event that if, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2018, the Company had $727,453 of open underwriting commitments.

The Company is obligated under non-cancelable operating leases, which contain escalation clauses, for office facilities and equipment expiring on various dates through 2026.

At December 31, 2018, the Company had minimum lease obligations related to these and other non-cancelable operating leases as follows:

For the years ending December 31:	
2019	$ 12,617,929
2020	9,280,206
2021	6,949,305
2022	5,690,455
2023	4,471,882
Thereafter	7,036,657
Total minimum future payments	$ 46,046,434

16. Litigation

In the ordinary course of business, the Company is subject to a certain amount of claims, litigation, investigations and legal and administrative case proceedings, all of which are considered incidental. While the outcome of legal proceedings is inherently uncertain, based on the information currently available, the Company's management believes that such proceedings will not have a material adverse effect on the financial position, results of operations or cash flows of the Company. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's financial position, results of operations or cash flows.

17. Subsequent Events

On February 7, 2019, the Parent announced its intent to acquire Sun Trust Banks, Inc. in late 2019 in a merger of equals.